THB Holdco, LLC
Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2019

THB HOLDCO, LLC

TABLE OF CONTENTS



To the Members of
THB Holdco, LLC
Redondo Beach, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of THB Holdco, LLC (Delaware limited liability company), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in members' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 10, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

THB HOLDCO, LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2019

ASSETS

Current Assets:

Cash and cash equivalents	$	619
Deferred offering cost		6,000
Total Current Assets		6,619

TOTAL ASSETS	$	6,619

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities:

Accounts payable	$	50,400
Notes payable - related party		116,928
Accrued interest payable		4,822
Accrued expenses		10,000
Total Current Liabilities		182,150
Total Members' Equity (Deficit)		(175,531)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	6,619

THB HOLDCO, LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2019

Net revenues	$ -
Cost of net revenues	-
Gross profit	-
Operating Expenses:	
General and administrative	140,702
Sales and marketing	20,201
Total Operating Expenses	160,903
Loss from operations	(160,903)
Other Income/(Expense):	
Interest expense	(5,856)
Total Other Income/(Expense)	(5,856)
Net loss	$ (166,759)

THB HOLDCO, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2019

| | Class A Units | | Class B Units | | Class Z Units | | Total Members' |
	Units	Amount	Units	Amount	Units	Amount	Equity/(Deficit)
Balance at January 1, 2019	1,760,000	$ (53,806)	40,000	$ -	75,831	$ -	$ (53,806)
Issuance of Class A Units in note conversion	7,205	45,034	-	-	-	-	45,034
Issuance of Class Z Units as compensation	-	-	-	-	113,071	-	-
Net loss	-	(166,759)	-	-	-	-	(166,759)
Balance at December 31, 2019	1,767,205	$ (175,531)	40,000	$ -	188,902	$ -	$ (175,531)

THB HOLDCO, LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2019

Cash Flows From Operating Activities

Net loss	$	(166,759)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilites:		
(Increase)/Decrease in deferred offering costs		(6,000)
Increase/(Decrease) in accounts payable		50,400
Increase/(Decrease) in accrued expenses		10,000
Increase/(Decrease) in accrued interest payable		5,856
Net Cash Used In Operating Activities		(106,503)

Cash Flows From Investing Activities

Proceeds from related party line of credit		44,000
Proceeds from issuance of related party notes payable		63,122
Net Cash Provided By Investing Activities		107,122

Net Change In Cash		619
Cash at Beginning of Period		-
Cash at End of Period	$	619

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest expense	$	-
Cash paid for income taxes	$	-

Supplemental Disclosure of Non-Cash Financing Activities:

Conversion of related party note payable to Class A Units	$	45,034

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

THB HOLDCO, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and for the year then ended

NOTE 1: NATURE OF OPERATIONS

THB Holdco, LLC (the "Company"), is a limited liability company organized May 24, 2018 under the laws of Delaware. The Company is a tech-led fans first global sports and media company. The Company unites fans, sports and technology through innovation and aims to resolve global viewership fragmentation in sports.

As of December 31, 2019, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising, and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company has limited liquid assets with just $619 of cash as of December 31, 2019, negative cash flow from operations, has a net loss of $166,759 for the year ended December 31, 2019, and has a working capital deficiency of $175,531 as of December 31, 2019. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 606 when it has satisfied its performance obligations under agreements with customers and collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2019.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company engaged in during 2018 under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until June 30, 2019 the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period.

Effective July 1, 2019, the Company elected to be taxed as a corporation. The Company has a net operating loss carryforward of $91,585 as of December 31, 2019. The Company used its estimated combined effective tax rate of approximately 28% from Federal and California tax rates to derive a net deferred tax asset of $25,629 as of December 31, 2019. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

Capital Structure

The Company is authorized to issue membership units in accordance with the provisions of the operating agreement. The holders of Class A Units are entitled to one vote for each unit held. The holders of Class B Units carry super-voting rights that entitle 5,000 votes per unit. Holders of Class Z Units have no power to vote except on matters required by law. On such matters, holder of Class Z Units will have one vote per unit.

Each unitholder's capital account shall be adjusted, by adding any additional capital contributions made by such unitholder in consideration for the issuance of units; by deducting any amounts paid to such unitholder in connection with the redemption or other repurchase by the Company of units; by adding any profits allocated in favor of such unitholder and subtracting any losses allocated in favor of such unitholder; and by deducting any distributions paid in cash or other assets to such unitholder by the Company.

Distributions are made in a priority order governed by the operating agreement, established as first to Class A Units up to the amount of the Class A Unpaid Preference (defined as the book value of the capital contributions less cumulative distributions), second ratably to Class A Units and Class Z Units, provided that any conditions on Class Z Unit's rights to receive distribution have been satisfied, including vesting of the Class Z units and subject to return thresholds established on Class Z Units.

As of December 31, 2019, the Company had 1,767,205, 40,000, and 188,902 Class A Units, Class B Units, and Class Z Units issued and outstanding, respectively.

Membership Unit Issuances

During 2018, the Company issued 1,760,000 Class A Units and 40,000 Class B Units to its founding group of shareholders for total consideration of $100.

During 2018, the Company issued 75,831 Class Z Units to various advisors to the Company, including 50,000 issued to a founder. 25,831 of these Class Z Units are subject to vesting provisions providing that the units vest 75% upon the Company receiving a bona fide investment of $500,000 or greater and the remaining 25% vest 6 months thereafter if the holder continues to provide services to the Company. The 50,000 unit issuance to a founder vest every 6 months over a two year period. No Class Z Units have vested as of December 31, 2018. No compensation expense has been recorded on these issuances as none have vested and the fair value of the Company's stock at the issuances dates was trivial.

During 2019, the Company issued 113,071 Class Z Units to various advisors to the Company, all of which being subject to vesting provisions providing that the units vest 75% upon the Company receiving a bona fide investment of $500,000 or greater and the remaining 25% vest 6 months thereafter if the holder continues to provide services to the Company. 25,000 Class Z Units issued in 2018 vested during 2019, and the remaining 163,902 remained unvested. No compensation expense has been recorded on these 2019 issuances as none have vested and the fair value of the Company's stock at the issuances dates was trivial.

During 2019, the Company issued 7,205 Class A membership units in conversion of a line of credit and associated accrued interest totaling $45,034 at a conversion rate of $6.25 per share.

<u>2018 Incentive Equity Plan</u>

In 2018, the Company adopted the 2018 Incentive Equity Plan (the "Plan") and reserved 200,000 Class Z Units for issuance under the Plan. As of December 31, 2019, 188,902 Class Z Units were issued under the Plan and 11,098 Class Z Units remained available for issuance under the Plan.

<u>Limited Liability</u>

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: EMPLOYMENT AND ADVISORY AGREEMENTS

The Company has employment and advisory agreements with certain key employees and advisors. Certain agreements have provisions for the Company to issue membership units. Some of the agreements provide for monthly and annual salaries of fixed amounts and annual increases and bonuses based on various performance metrics. Salaried compensation is intended to commence upon securing additional financing. These agreements are contingent to the Company securing additional financing. As such, no compensation expense has been recorded in the year ended December 31, 2019.

NOTE 6: RELATED PARTY TRANSACTIONS

<u>Related Party Notes Payable</u>

During 2018, the Company issued unsecured promissory notes with related parties for total principal of $53,806. The notes bear interest at 5% and mature on December 20, 2019.

During 2019, the Company issued unsecured promissory notes with related parties for total principal of $63,122. The notes bear interest at 5% and mature at various points in 2020.

The note holder of $29,293 of the outstanding principal agreed to extend the maturity on all such notes to December 2020.

The outstanding principal balance at December 31, 2019 was $116,928. The Company recorded interest expense of $4,822 for the year ended December 31, 2019, all of which was accrued and unpaid as of December 31, 2019.

<u>Related Party Line of Credit</u>

During 2019, a related party extended financing to the Company through a $100,000 line of credit bearing interest of 5% and available through June 30, 2020. The Company drew $44,000 of principal and incurred $1,034 of interest expense on this line of credit during 2019. The principal and accrued interest balance of $45,034 was converted into 7,205 Class A Units at a conversion price of $6.25 per unit during 2019. There were no additional loans under this line of credit during 2019, and the outstanding balance was $0 as of December 31, 2019.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Issuance of Class B Units

During 2020, the Company issued 100,001 of Class B units.

2018 Incentive Equity Plan

In 2020, the Company approved a 200,000 increase to its reservation of Class Z Units for the purposes of ongoing grants.

Management's Evaluation

The Company has evaluated subsequent events through April 10, 2020, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.